EXHIBIT 99.2

                              STRATA OIL & GAS INC.
                           918 16TH AVE. NW, SUITE 408
                                CALGARY, ALBERTA
                                     T2M O3K

                             TELEPHONE: 403 668-6539
                             FACSIMILE: 403 770-8882

          NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

TAKE NOTICE that the 2006 Annual General and Special Meeting of the shareholders of Strata Oil & Gas Inc. (the "Company") will be held at 1200 - 750 West Pender, Vancouver, British Columbia, on:

                                                           FRIDAY, JUNE 23, 2006

at 10:30 am (Pacific  Time) for the following purposes:

1. To receive the Company's audited financial statements for the financial year ended December 31, 2005 and the auditor's report thereon;

2. To re-appoint the auditor for the next year and to authorize the directors to fix the auditor's remuneration;

3.       To determine the number of directors and to elect directors;

4.       To approve the Company's 2006 stock option plan;

5. To transact any other business that may properly come before the meeting and any adjournment thereof.

An Information Circular, the audited consolidated financial statements and the auditor's report thereon for the year ended December 31, 2005, and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his or her place. If you are unable to attend the meeting or any adjournment in person, please read the Notes accompanying the enclosed form of Proxy and then complete, sign, and date the Proxy and return it within the time and to the location set out in the Notes. The Company's management is soliciting the enclosed form of Proxy but, as set out in the Notes, you may amend the Proxy if you wish by striking out the names listed and inserting in the space provided the name of the person you want to represent you at the meeting.

Please advise the Company of any change in your address.

DATED at Calgary, Alberta, this 30th day of May, 2006.

                       BY ORDER OF THE BOARD OF DIRECTORS
                                 "MANNY DHINSA"
                                    President